COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES	Exhibit 12.1

	Six months ended June 30,		Years ended December 31,
(in USD thousands)	2017		2016		2015		2014		2013
Earnings:
Pre-tax income	$32,198		45,249		41,592		1,795		$40,466
Less: Equity in earnings of joint ventures	6,360		16,622		17,123		—		40,228
Add: Equity in losses of joint ventures	—		—		—		5,330		—
Add: Fixed charges	15,488		25,178		17,770		20,559		16,950
Add: Amortization of capitalized interest	—		—		—		2,155		1,368
Add: Distributions from equity investees	—		6,029		5,796		6,666		5,542
Less: Interest capitalized	—		—		—		5,447		8,299
Earnings (1)	41,326		59,834		48,035		31,058		15,799
Fixed charges:
Interest expense	14,561		21,990		14,099		9,163		6,110
Interest capitalized	—		—		—		5,447		8,299
Amortization of debt issuance cost and capitalized expenses related to indebtedness	927		3,188		3,671		5,949		2,541
Fixed charges (1)	15,488		25,178		17,770		20,559		16,950
Earnings to fixed charges ratio (1)	2.67	x	2.38	x	2.70	x	1.51	x	0.93	x

(1) For periods prior to our IPO, represents data for our predecessor in respect of the PGN FSRU Lampung and the joint ventures that own and operate the Neptune and GDF Suez Cape Ann, which made up our fleet for periods prior to our IPO in August 2014. For purposes of calculating the ratio of earnings to fixed changes:

•	“fixed charges” means the sum of the following: (a) interest expensed and capitalized and (b) amortized premiums, discounts and capitalized expenses relating to indebtedness; and

•	“earnings” is the amount resulting from (a) adding (i) pre-tax income adjusted for equity in earnings (losses) of joint ventures, (ii) fixed charges, (iii) amortization of capitalized interest and (iv) distributions from equity investees and (b) subtracting interest capitalized.